Exhibit 99.1

CNFinance Announces Fourth Quarter 2021 and

Fiscal Year 2021 Unaudited Financial Results

GUANGZHOU, China, March 18, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Operational and Financial Highlights

●	Total loan origination volume [1] was RMB3.1 billion (US$480.1 million) during the fourth quarter of 2021, representing an increase of 14.8% from RMB2.7 billion in the same period of 2020.

●	Total number of transactions [2] was 5,510 during the fourth quarter of 2021, representing an increase of 6.5% from 5,172 in the same period of 2020.

●	Total interest and fees income were RMB448.8 million (US$70.4 million) in the fourth quarter of 2021, representing an increase of 6.6% from RMB421.1 million in the same period of 2020.

●	Net income/(losses) was a net loss of RMB104.9 million (US$16.5 million) in the fourth quarter of 2021, comparing with a net income of RMB105.3 million in the same period of 2020.

●	Basic and diluted earnings per ADS were RMB(1.53) (US$(0.24)) and RMB(1.53)(US$(0.24)), respectively, in the fourth quarter of 2021, as compared to RMB1.54 and RMB1.42, respectively, in the same period of 2020.

Fiscal Year 2021 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB12.8 billion (US$2.0 billion) during the fiscal year of 2021, representing an increase of 45.5% from RMB8.8 billion in 2020.

●	Total outstanding loan principal [3] was RMB10.4 billion as of December 31, 2021, as compared to RMB9.7 billion as of December 31, 2020.

●	Total number of active borrowers [4] was 22,741 as of December 31, 2021, as compared to 25,337 as of December 31, 2020.

●	Total number of transactions was 22,060 during the fiscal year of 2021, representing an increase of 24.6% from 17,703 in 2020.

●	Total interest and fees income were RMB1,782.4 million (US$279.7 million) for the fiscal year of 2021, representing a decrease of 3.4% from RMB1,844.8 million in 2020.

●	Net income was RMB65.0 million (US$10.3 million) for the fiscal year of 2021, representing a decrease of 43.4% from RMB114.9 million in 2020.

●	Basic and diluted earnings per ADS were RMB0.95(US$0.15) and RMB0.90 (US$0.14), respectively, in the fiscal year of 2021, as compared to RMB1.67 and RMB1.55, respectively, in 2020.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total number of loans CNFinance originated during the relevant period.
[3]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.
[4]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.

“The year of 2021 was very important in CNF’s history as we achieved major success in expanding our Collaboration Model. During the year, we dedicated to work under the government’s call of ‘working on providing financial solutions for MSEs’. We acted as the bridge connecting our funding partners and MSE owners and helped over 22,000 of them get access to capital to meet their most urgent needs. The loan origination volume of 2021 was RMB12.8 billion and the outstanding loan principal under the Collaboration Model was RMB10.2 billion as of December 31, 2021. In 2021, we achieved major breakthroughs in our bank lending model as we finalized our terms with certain renowned commercial banks. We believe the success of the bank lending model will provide momentum to our further reformation.

While recognizing our achievements, we are keenly aware of our greater mission in 2022. As I have introduced on many occasions, as a key component to build China’s inclusive financial system, CNF shoulders important responsibilities to help MSEs to meet their most urgent financing needs, which requires us to forge ahead to provide better services and solutions. Our goal for 2022 is to build our model into a real service platform under which we bear less risks and do not carry heavy assets on our book. We believe such model will be the solution to cover more MSEs while maintaining sustainable growth of our business, and to create continuous return for our shareholders.” Commented Mr. Bin Zhai, Chairman and CEO of CNFinance.

Fourth Quarter 2021 Financial Results

Total interest and fees income for the fourth quarter of 2021 increased by 6.6% to RMB448.8 million (US$70.4 million) as compared to RMB421.1 million for the same period of 2020.

Interest and financing service fees on loans increased by 6.6% to RMB444.7 million (US$69.8 million) for the fourth quarter of 2021 as compared to RMB417.1 million for the same period of 2020, primarily due to the increase in the balance of average daily outstanding loan principal.

Interest on deposits with banks increased by 2.5% to RMB4.1 million (US$0.6 million) for the fourth quarter of 2021 as compared to RMB4.0 million for the same period of 2020, primarily due to larger average daily balance of time deposits in the fourth quarter of 2021 as compared to the same period of 2020.

Total interest and fees expenses increased by 28.8% to RMB205.2 million (US$32.2 million) for the fourth quarter of 2021 as compared to RMB159.3 million for the same period of 2020, primarily due to the increase in the principals of other borrowings as well as the funding cost from trust companies.

Net interest and fees income decreased by 7.0% to RMB243.6 million (US$38.2 million) for the fourth quarter of 2021 as compared to RMB261.8 million for the same period of 2020 as the increase in interest and fees expenses being more significant than the increase in interest and fees income.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, increased to RMB119.5 million (US$18.8 million) for the fourth quarter of 2021 as compared to RMB104.4 million for the same period of 2020, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2020.

Net interest and fees income after collaboration cost was RMB124.1 million (US$19.4 million) for the fourth quarter of 2021, representing a decrease of 21.2% from RMB157.4 million in the same period of 2020 due to higher interest and fees expenses.

Provision for credit losses recorded a reversal of RMB308.2 million (US$48.4 million) for the fourth quarter of 2021 as compared to a reversal of RMB30.9 million for the same period of 2020, primarily due to the combined effect of (a) higher loss given default (LGD) under the current expected credit loss (CECL) model which takes into account the Company’s historical data of actual loss in the past few years, and (b) the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed.

Net gains/(losses) on sales of loans decreased to a net loss of RMB468.6million (US$73.5 million) for the fourth quarter of 2021 from a net gain of RMB43.7 million in the same period of 2020, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due and therefore sold at a large discount.

Other gains, net was RMB16.2 million (US$2.5 million) for the fourth quarter of 2021, compared to RMB7.8 million for the same period of 2020, primarily attributable to (a) the increase of Credit Risk Mitigation Position forfeited by the sales partners, and (b) the credit loss associated with an investment in debt securities. During the fourth quarter of 2021, the Company established a limited partnership with a third-party company, in which the Company acts as the limited partner and receives fixed rate of return of its investment on a quarterly basis, and such investment is recognized as debt securities.

Total operating expenses decreased by 7.6% to RMB106.3 million (US$16.7million) for the fourth quarter of 2021, compared with RMB115.0 million for the same period of 2020.

Employee compensation and benefits increased by 19.5% to RMB62.4 million (US$9.8 million) for the fourth quarter of 2021 as compared to RMB52.2 million for the same period of 2020, primarily due to a one-time compensation payment to our former CFO as he stepped down from his position in the fourth quarter of 2021.

Share-based compensation expenses decreased by 69.7% to RMB4.7 million (US$0.7 million) for the fourth quarter of 2021 from RMB15.5 million in the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 20.5% to RMB10.1 million (US$1.6 million) for the fourth quarter of 2021, as compared to RMB12.7 million for the same period of 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” were significantly decreased in the fourth quarter of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost decreased by 30.4% to RMB3.2 million (US$0.5 million) for the fourth quarter of 2021 as compared to RMB4.6 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses decreased by 14.0% to RMB25.9 million (US$4.1 million) for the fourth quarter of 2021 as compared to RMB30.1 million for the same period of 2020, such expenses were mainly attributable to decreases in (a) the IT R&D and outsourcing service fees related to an employee service technology platform which was delivered and paid in full; (b) service fees paid to third-party consultants, and (c) costs related to the promotion of the collaboration model as it has been widely accepted.

Income tax (expense)/benefit recorded an income tax benefit of RMB15.4 million (US$2.4 million) for the fourth quarter of 2021 as compared to an income tax expense of RMB24.2 million for the same period of 2020, primarily due to the fact that the Company recorded a loss before income tax for the fourth quarter of 2021, such loss was due to the loss associated with the sale of loans under the traditional facilitation model in bulk during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due and therefore sold at a large discount.

Effective tax rate was 12.8% for the fourth quarter of 2021 as compared to 18.7% in the same period of 2020, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB4.7 million (US$0.7 million) for the fourth quarter of 2021 from RMB15.5 million in the same period of 2020; (b) the fourth quarter of 2021 had losses before income tax of RMB120.3 million (US$18.9 million) as compared to income before income tax of RMB129.5 million in the same period of 2020, leading to a negative tax effect of the non-deductible share-based compensation expenses in the current period; and (c) our Hongkong subsidiary incurred losses before income tax of RMB11.6 million(US$1.8 million) expected not to be deductible in the future, thus no deferred tax assets were recognized.

Net income/(losses) was a net loss of RMB104.9 million (US$16.5 million) for the fourth quarter of 2021 as compared to a net income of RMB105.3 million for the same period of 2020.

Basic and diluted earnings per ADS were RMB(1.53) (US$(0.24)) and RMB(1.53) (US$(0.24)), respectively, compared to RMB1.54 and RMB1.42, respectively, for the same period of 2020. One ADS represents 20 ordinary shares.

Fiscal Year 2021 Financial Results

Total interest and fees income for fiscal year 2021 decreased by 3.4% to RMB1,782.4 million (US$279.7 million) as compared to RMB1,844.8 million for the same period of 2020.

Interest and financing service fees on loans decreased by 3.2% to RMB1,770.4 million (US$277.8 million) for the fiscal year of 2021 as compared to RMB1,828.7 million for the same period of 2020, primarily due to the lowered interest rate on loans facilitated in an effort to comply with rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 25.5% to RMB12.0 million (US$1.9 million) for the fiscal year of 2021 as compared to RMB16.1 million for the same period of 2020, primarily due to the smaller daily average amount of time deposits in the fiscal year of 2021 as compared to 2020.

Interest and fees expenses increased by 6.1% to RMB775.6 million (US$121.7 million) for the fiscal year of 2021 as compared to RMB731.3 million for the same period of 2020, primarily due to the increase in the principals of other borrowings as well as the funding cost from trust companies.

Net interest and fees income decreased by 9.6% to RMB1,006.8 million (US$158.0 million) for the fiscal year of 2021 as compared to RMB1,113.5 million for the same period of 2020.

Collaboration cost for sales partners representing sales incentives paid to sales partners increased to RMB425.7 million (US$66.8 million) for the fiscal year of 2021 as compared to RMB415.1 million for the same period of 2020, primarily due to the increase in average daily outstanding loan principal under the collaboration model as compared to the same period of 2020.

Net interest and fees income after collaboration cost was RMB581.1 million (US$91.2 million) for the fiscal year of 2021, representing a decrease of 16.8% as compared to RMB698.4 million for the same period of 2020.

Provision for credit losses recorded a reversal of RMB278.2 million (US$43.7 million) for the fiscal year of 2021 as compared to RMB277.6 million for the same period of 2020, mainly due to a combined effect of (a) the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed, (b) the higher loss given default (LGD) under the current expected credit loss (CECL) model which takes into account the Company’s historical data of actual loss in the past few years, partially offset by (c) the lower probability of default (PD) under the current expected credit loss (CECL) model which takes into account the outlook of a more positive economy growth of China in the fiscal year of 2021 as compared to that of the same period of 2020 under the impact of COVID-19 pandemic.

Net gains/(losses) on sales of loans decreased to a net loss of RMB450.7 million (US$70.7 million) for the fiscal year of 2021 from a net gain of RMB149.6 million in the same period of 2020, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021. Such loans consist of loans that are long past due and therefore sold at a large discount.

Other gains, net was RMB50.1 million (US$7.9 million) for the fiscal year of 2021, compared with RMB19.8 million in the same period of 2020. When a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company would charge certain percentage of the loan as the fund possession fee. The increase in other gains for the fiscal year of 2021 was primarily due to the fact that there was a larger number of cases where delinquent loans were repurchased by the sales partner in installments, which led to an increase in fund possession fee received by the Company.

Total operating expenses decreased by 14.9% to RMB381.0 million (US$59.8 million) for the fiscal year of 2021 as compared to RMB447.7 million for the same period of 2020.

Employee compensation and benefits increased by 10.9% to RMB211.2 million (US$33.1 million) for the fiscal year of 2021 as compared to RMB190.4 million for the same period of 2020, primarily due to a one-time compensation payment to our Former CFO as he stepped down from his position in the fourth quarter of 2021.

Share-based compensation expenses decreased by 69.7% to RMB18.8 million (US$3.0 million) for the fiscal year of 2021 as compared to RMB62.1 million for the same period of 2020. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 27.9 % to RMB35.7 million (US$5.6 million) for the fiscal year of 2021 as compared to RMB49.5 million for the same period of 2020, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” were significantly decreased in the fiscal year of 2021 compared to the same period of 2020 due to maturity of some trust plans.

Operating lease cost decreased by 31.8% to RMB14.8 million (US$2.3 million) for the fiscal year of 2021 as compared to RMB21.7 million for the same period of 2020, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which was used to rent offices to accommodate sales staff.

Other expenses decreased by 19.0% to RMB100.5 million (US$15.8 million) for the fiscal year of 2021 as compared to RMB124.0 million for the same period of 2020, primarily due to (a) a decrease in the litigation and attorney’s fees during the ordinary course of business resulted from smaller amount of NPLs disposed through judicial procedure because the Company chose to transfer more NPLs to third party purchasers to accelerate recovery of cash; (b) a decrease in consulting fee; and (c) a decrease in the IT R&D and outsourcing service fees.

Income tax expense decreased by 39.7% to RMB28.8 million (US$4.5 million) for the fiscal year of 2021 as compared to RMB47.8 million for the same period of 2020, primarily due to the decrease in the amount of taxable income.

Effective tax rate increased to 30.8% for the fiscal year of 2021 from 29.4% in the same period of 2020, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB18.8 million (US$3.0 million) for the fiscal year of 2021 from RMB62.1 million in the same period of 2020; (b) the proceeds of RMB39.9 million (US$6.3 million) tax-free dividends from equity investment funds in 2021; and (c) the redeemable loss of RMB30.1million (US$4.7 million).

Net income decreased by 43.4% to RMB65.0 million (US$10.3 million) for the fiscal year of 2021 as compared to RMB114.9 million for the same period of 2020.

Basic and diluted earnings per ADS were RMB0.95(US$0.15) and RMB0.90 (US$0.14), respectively, compared to RMB1.67 and RMB1.55, respectively, in the same period of 2020. One ADS represents 20 ordinary shares.

As of December 31, 2021, the Company held cash and cash equivalents of RMB2.2 billion (US$350.2 million), compared with RMB2.0 billion as of December 31, 2020, including RMB1.5 billion (US$238.8 million) and RMB1.0 billion from structured funds as of December 31, 2021 and December 31, 2020, respectively, which could only be used to grant new loans and activities.

The actual delinquency rate for loans originated by the Company increased to 24.1% as of December 31, 2021 from 22.6% as of December 31, 2020. Under the collaboration model, the actual delinquency rate for first lien loans increased to 29.1% as of December 31, 2021 from 18.0% as of December 31, 2020, and the actual delinquency rate for second lien loans increased to 19.5% as of December 31, 2021 as compared to 15.6% as of December 31, 2020. Under the traditional facilitation model, the actual delinquency rate for first lien loans increased to 76.0% as of December 31, 2021 from 47.0% as of December 31, 2020, and the actual delinquency rate for second lien loans increased to 75.8% as of December 31, 2021 from 43.2% as of December 31, 2020.

The actual NPL rate for loans originated by the Company decreased to 9.4% as of December 31, 2021 from 11.7% as of December 31, 2020. Under the collaboration model, the actual NPL rate for first lien loans increased to 12.5% as of December 31, 2021 from 6.7% as of December 31, 2020, and the actual NPL rate for second lien loans increased to 6.0% as of December 31, 2021 from 4.6% as of December 31, 2020. Under the traditional facilitation model, the actual NPL rate for first lien loans increased to 59.2% as of December 31, 2021 from 38.2% as of December 31, 2020, and the actual NPL rate for second lien loans increased to 64.2% as of December 31, 2021 from 31.6% as of December 31, 2020.

Recent Development

Mr. Ning Li stepped down from the Company’s Chief Financial Officer position due to personal reasons. Ms. Jing Li was appointed as the acting Chief Financial Officer, Assistant President of the Company and the Head of Department of Finance and Internal Control. Ms. Li has 20 years of experience in the financial industry and holds the certificate of ACCA and IPA. Prior to joining CNFinance Holdings Limited in 2008, she has worked for Deloitte and Fanhua Inc. Ms. Li will be in charge of all financial and internal control related matters of the Company.

In January 2022, the Company announced the retirement of Mr. Paul Wolansky from the Board of Directors, and the appointment of Mr. Jun Qian as a Director of the Company. Mr. Qian joined the Company in 2001 and has served as the Vice President of CNFinance since 2010. Mr. Qian has over 20 years of experience in China’s loan industry and has served in the Company’s senior management team for more than 15 years.

In March 2022, Mr. Ning Li stepped down from his current positions as the Chair of the Company’s Compensation Committee and the Chair of the Company’s Nominating and Governance Committee. Mr. Bin Zhai was appointed by the Board of Directors to chair the Compensation Committee and the Nominating and Corporate Governance Committee, effective on March 15, 2022. At the same time, Mr. Jun Qian was appointed by the Board of Directors to serve as a member of the Compensation Committee and the Nominating and Corporate Governance Committee, effective on March 15, 2022.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. Based on the information available as of the date of this press release, we expect to break even for the first quarter of 2022.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, March 18, 2022 (8:00 PM Beijing/ Hong Kong Time on Friday, March 18, 2022).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 25, 2022.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	7163027

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government law, rules, policies or guidelines regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2020	December 31, 2021
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,960,923	2,231,437	350,161
Loans principal, interest and financing service fee receivables	9,051,220	9,677,927	1,518,678
Allowance for credit losses	607,965	1,241,060	194,749
Net loans principal, interest and financing service fee receivables	8,443,255	8,436,867	1,323,929
Loans held-for-sale (include RMB76,013,067 and RMB24,696,075 measured at fair value as of December 31, 2020 and December 31, 2021, respectively)	586,207	733,975	115,177
Investment securities	418,137	1,088,044	170,738
Property and equipment	4,716	3,042	477
Intangible assets and goodwill	3,230	4,009	629
Deferred tax assets	75,824	46,234	7,255
Deposits	114,052	156,954	24,629
Right-of-use assets	19,468	16,197	2,542
Guaranteed assets	533,680	1,289,752	202,390
Other assets	74,004	404,826	63,526

Total assets	12,233,496	14,411,337	2,261,453

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	508,577	45,250	7,101
Other borrowings	5,649,669	8,041,892	1,261,948
Accrued employee benefits	29,627	24,224	3,801
Income taxes payable	154,807	142,404	22,346
Deferred tax liabilities	396,594	189,824	29,788
Lease liabilities	19,545	15,521	2,436
Credit risk mitigation position	1,209,729	1,348,450	211,601
Other liabilities	523,697	785,761	123,303

Total liabilities	8,492,245	10,593,326	1,662,324

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,371,643,240 shares issued and outstanding as of December 31, 2020; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021)	917	917	144
Additional paid-in capital	999,663	1,018,429	159,814
Retained earnings	2,759,128	2,824,059	443,156
Accumulated other comprehensive losses	(18,457)	(25,394)	(3,985)

Total shareholders’ equity	3,741,251	3,818,011	599,129

Total liabilities and shareholders’ equity	12,233,496	14,411,337	2,261,453

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Twelve months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,828,688	1,770,352	277,807
Interest on deposits with banks	16,134	11,973	1,879

Total interest and fees income	1,844,822	1,782,325	279,686

Total interest and fees expenses	(731,315)	(775,566)	(121,703)

Net interest and fees income	1,113,507	1,006,759	157,983
Collaboration cost for sales partners	(415,104)	(425,736)	(66,808)
Net interest and fees income after collaboration cost	698,403	581,023	91,175

Provision for credit losses	(277,586)	278,190	43,654

Net interest and fees income after collaboration cost and provision for credit losses	420,817	859,213	134,829

Realized gains on sales of investments, net	20,154	16,112	2,529
Net gains/(losses) on sales of loans	149,631	(450,721)	(70,728)
Other gains, net	19,762	50,090	7,860
Total non-interest income/(losses)	189,547	(384,519)	(60,339)

Operating expenses
Employee compensation and benefits	(190,374)	(211,169)	(33,137)
Share-based compensation expenses	(62,074)	(18,766)	(2,945)
Taxes and surcharges	(49,453)	(35,729)	(5,606)
Operating lease cost	(21,719)	(14,764)	(2,317)
Other expenses	(124,042)	(100,501)	(15,771)

Total operating expenses	(447,662)	(380,929)	(59,776)

Income before income tax expense	162,702	93,765	14,714
Income tax expense	(47,849)	(28,834)	(4,525)

Net income	114,853	64,931	10,189

Earnings per share
Basic	0.08	0.05	0.01
Diluted	0.08	0.05	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.67	0.95	0.15
Diluted	1.55	0.90	0.14

Other comprehensive losses
Net unrealized losses on investment securities	(171)	-	-
Foreign currency translation adjustment	(16,167)	(6,937)	(1,088)
Comprehensive income	98,515	57,994	9,101

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	417,118	444,695	69,782
Interest on deposits with banks	3,992	4,067	638

Total interest and fees income	421,110	448,762	70,420

Total interest and fees expenses	(159,312)	(205,199)	(32,200)

Net interest and fees income	261,798	243,563	38,220
Collaboration cost for sales partners	(104,381)	(119,455)	(18,745)
Net interest and fees income after collaboration cost	157,417	124,108	19,475

Provision for credit losses	30,873	308,245	48,370

Net interest and fees income after collaboration cost and provision for credit losses	188,290	432,353	67,845

Realized gains on sales of investments, net	4,609	6,058	951
Net gains/(losses) on sales of loans	43,732	(468,599)	(73,533)
Other gains, net	7,833	16,206	2,543
Total non-interest income/(losses)	56,174	(446,335)	(70,039)

Operating expenses
Employee compensation and benefits	(52,213)	(62,416)	(9,794)
Share-based compensation expenses	(15,518)	(4,692)	(736)
Taxes and surcharges	(12,668)	(10,071)	(1,580)
Operating lease cost	(4,556)	(3,226)	(507)
Other expenses	(30,056)	(25,916)	(4,067)

Total operating expenses	(115,011)	(106,321)	(16,684)

Income/(losses) before income tax expense	129,453	(120,303)	(18,878)
Income tax (expense)/benefit	(24,172)	15,378	2,413

Net income/(losses)	105,281	(104,925)	(16,465)

Earnings per share
Basic	0.08	(0.08)	(0.01)
Diluted	0.07	(0.08)	(0.01)
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.54	(1.53)	(0.24)
Diluted	1.42	(1.53)	(0.24)

Other comprehensive losses
Net unrealized losses on investment securities	(593)	-	-
Foreign currency translation adjustment	(11,981)	(5,318)	(834)
Comprehensive income/(losses)	92,707	(110,243)	(17,299)